OLYMPIAN MOTORS, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Olympian Motors, Inc.
Malibu, California

Opinion

We have audited the accompanying financial statements of Olympian Motors, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

August 30, 2024
Los Angeles, California

OLYMPIAN MOTORS, INC.
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	492,550	$	480,335
Inventory		565,206		406,102
Total Current Assets		**1,057,756**		**886,437**
Property and Equipment, net		279,583		361,412
Supplier & Vendor Deposits		144,000		144,000
Security Deposit		13,000		13,000
Total Assets	$	**1,494,339**	$	**1,404,849**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	37,853	$	4,329
Shareholder Loan		13,000		13,000
Due to Related Party		58,600		-
Other Current Liabilities		16,437		11,437
Total Current Liabilities		**125,890**		**28,765**
Simple Agreement for Future Equity		2,700,480		1,969,838
Total Liabilities		**2,826,370**		**1,998,603**
STOCKHOLDERS' EQUITY				
Common Stock, $0.00001 par, 18,000,000 shares authorized 10,558,235 shares issued and outstanding as of December 31, 2023 and 2022		106		106
Preferred Stock, $0.00001 par, 2,647,059 shares authorized 2,647,059 shares issued and outstanding as of December 31, 2023 and 2022		26		26
Additional Paid In Capital		27		27
Accumulated Deficit		(1,332,190)		(593,913)
Total Stockholders' Equity		**(1,332,031)**		**(593,754)**
Total Liabilities and Stockholders' Equity	$	**1,494,339**	$	**1,404,849**

See accompanying notes to financial statements.

OLYMPIAN MOTORS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/(Loss)	**-**	**-**
Operating Expenses		
General and Administrative	256,159	91,305
Research and Development	123,000	45,525
Depreciation	81,829	47,734
Contractors & Employee Salaries and Benefits	51,832	258,609
Sales and Marketing	168,752	868
Total Operating Expenses	**681,572**	**444,041**
Net Operating Loss	**(681,572)**	**(444,041)**
Interest Expense	-	-
Other Loss	(56,705)	(149,872)
Loss Before Provision For Income Taxes	**(738,277)**	**(593,913)**
Benefit/(Provision) For Income Taxes	-	-
Net Loss	**$ (738,277)**	**$ (593,913)**

See accompanying notes to financial statements.

OLYMPIAN MOTORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

| (USD $ in Dollars) | Common Stock | | Preferred Stock | | Additional Paid In | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2021	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Stock	10,558,235	106	2,647,059	26	27	-	159
Net Loss	-	-	-	-	-	(593,913)	(593,913)
Balance—December 31, 2022	**10,558,235**	**$ 106**	**2,647,059**	**$ 26**	**$ 27**	**$ (593,913)**	**$ (593,754)**
Net Loss	-	-	-	-	-	(738,277)	(738,277)
Balance—December 31, 2023	**10,558,235**	**$ 106**	**2,647,059**	**$ 26**	**$ 27**	**$ (1,332,190)**	**$ (1,332,031)**

See accompanying notes to financial statements.

OLYMPIAN MOTORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

For The Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (738,277)	$ (593,913)
Activities:		
Depreciation Of Property	81,829	47,734
Safes Adjustment To Fair Value	57,675	151,526
Changes In Operating Assets And Liabilities:		
Inventory	(159,104)	(406,102)
Credit Cards	33,527	4,329
Other Current Liabilities	5,000	11,437
Due To Related Party	58,600	-
Security Deposit	-	(13,000)
Supplier, Vendor & Security Deposits	-	(144,000)
Net Cash Used In Operating Activities	**(660,750)**	**(941,990)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases Of Property And Equipment	-	(409,146)
Net Cash Used In Investing Activities	**-**	**(409,146)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	-	159
Borrowing On Shareholder Loans	-	13,000
Borrowing On SAFEs	672,965	1,818,312
Net Cash Provided By Financing Activities	**672,965**	**1,831,471**
Change In Cash and Cash Equivalents	**12,215**	**480,335**
Cash and Cash Equivalents—Beginning Of Year	480,335	-
Cash and Cash Equivalents—End Of Year	**$ 492,550**	**$ 480,335**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Olympian Motors Inc. was incorporated on October 19, 2021, in the state of Delaware. The financial statements of Olympian Motors Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Malibu, California and secondary operating offices in Brooklyn, New York.

Olympian Motors manufactures modular electric vehicles (EVs) with a vision for an efficient, sustainable and aesthetic future for all. Olympian has two EV models: Model O1 and Model 84. The sales process is direct-to-consumer, and the Company's vehicles are currently in the pre-order stage.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents exceeded FDIC-insured limits by $242,550, while as of December 31, 2022, the Company's cash and cash equivalents exceeded FDIC-insured limits by $230,335.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for spare parts, work in progress and finished goods, which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently in the pre-revenue stage. The Company will earn revenue from selling modular electric vehicles. Revenue is recognized at the point in time when goods are provided to the customer.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $168,752 and $868, respectively, which are included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 30, 2024, which is the date the financial statements were available to be issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

The inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Work-in-progress	565,206	406,102
Total Inventory	$ 565,206	$ 406,102

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Deposits consist primarily of vendor and security deposits while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Refundable Pre-order Deposits	11,437	11,437
Other Liabilities	5,000	-
Total Other Current Liabilities	$ 16,437	$ 11,437

5. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consist of:

As of December 31,	2023	2022
Equipment	$ 409,146	$ 409,146
Property and Equipment, at cost	409,146	409,146
Accumulated depreciation	(129,563)	(47,734)
Property and Equipment, net	$ 279,583	$ 361,412

Depreciation expenses for the fiscal years ended December 31, 2023, and 2022 were in the amount of $81,829 and $47,734, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 18,000,000 shares of Common Shares stock at a par value of $0.00001. As of both December 31, 2023, and December 31, 2022, 10,558,235 shares were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 2,647,059 shares of Preferred Shares at a par value of $0.00001. As of both December 31, 2023, and December 31, 2022, 2,647,059 shares of Preferred Stock were issued and outstanding, respectively.

7. DEBT

Owner Loan

Details of the loan outstanding as of December 31, 2023, and 2022 are as follows:

				As of December 2023			As of December 2022		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Eren Canarslan	$ 13,000	0.00%	No maturity	$ 13,000	$ -	$ 13,000	$ 13,000	$ -	$ 13,000
Total				**$ 13,000**	**$ -**	**$ 13,000**	**$ 13,000**	**$ -**	**$ 13,000**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since no maturity date is set and the loan may be called at any time, the loan was classified under current liabilities.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFEs") and the terms are as follows:

					As of December 31,	
Simple Agreements For Future Equity	Principal Amount	Borrowing Period	Valuation Cap	Discount	2023	2022
2022 SAFEs	$ 1,818,312	Fiscal Year 2022	$ 30,000,000	90%	$ 1,818,312	$ 1,818,312
2023 SAFEs	692,104	Fiscal Year 2023	$ 28,000,000	90%	692,104	-
Fair Value Adjustment					209,201	151,526
Less: Issuance Costs					(19,138)	-
Total SAFE(s)					**$ 2,700,480**	**$ 1,969,838**

The SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price.

If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other

SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

For The Year Ended December 31,	2023	2022
Net Operating Loss	$ (220,302)	$ (177,224)
Valuation Allowance	220,302	177,224
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (397,525)	$ (177,224)
Valuation Allowance	397,525	177,224
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $1,332,190. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions

9.   RELATED PARTY TRANSACTIONS

In the fiscal year 2022, the Company borrowed money from the owner, Eren Canarslan. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified under current. As of both December 31, 2023, and December 31, 2022, the outstanding balance of the loan was $13,000.

As of December 31, 2023, in addition to the afore-mentioned loan, the Company had payables to the majority stockholder in the amount of $58,600.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 1, 2023, the Company entered into a lease contract with a certain landlord to rent in New Jersey. The base rent was $78,000 per annum, and it expires on September 30, 2024.

As of December 31, 2023, and December 31, 2022, rent expenses were $71,500 and $43,345 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through August 30, 2024, which is the date the financial statements were available to be issued.

In 2024, the Company issued $805,386 in Simple Agreement for Future Equity ("SAFE Agreement" or "SAFE").

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $681,572, an operating cash flow loss of $660,750, and liquid assets in cash of $492,550, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.